Exhibit (a)(5)(ii)

Welcome

Thornburg Mortgage, Inc.(NYSE: TMA) has developed this Web site to provide you with additional information regarding the Exchange Offer and Consent Solicitation for our four series of outstanding preferred stock.

To complete the March 31, 2008 financing transaction, we now need to obtain tenders and consents from the holders of at least 66 2/3% of the outstanding shares of each of our Series C, D, E and F Preferred Stock. By tendering your shares, you will also consent to the proposed charter amendments modifying the terms of the preferred stock. You may not tender your shares of preferred stock without consenting to each of the proposed charter amendments applicable to the series of preferred stock owned by you.

Your full participation in this Exchange Offer and Consent Solicitation is critically important in helping Thornburg Mortgage to be in a position to re-establish our core business of originating and securitizing high quality adjustable-rate mortgage loans for sophisticated borrowers with superior credit histories.

If we do not successfully complete our Exchange Offer and Consent Solicitation, we will face severe challenges in returning to normalized business operations.

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Our ability to extend our financing arrangements for our mortgage-backed securities or find alternative financing for those mortgage assets will be extremely difficult and the assets may have to be sold or liquidated at depressed prices to satisfy the debt, effectively eliminating any chance for value recovery for shareholders.

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Even if we are able to arrange continued financing, at the termination of the 364-day Override Agreement with our reverse repurchase agreement lenders, we will be required under the Principal Participation Agreement to pay out all incoming principal payments on a significant portion of the mortgage assets in our portfolio to the new investors during the term of the Principal Participation Agreement. These payments will not reduce the principal balance of our outstanding $305 million of senior notes, $1.15 billion of senior subordinated notes or any other indebtedness. In addition, the company will not be able to use the principal payments to grow the balance sheet and help us to return to normalized operations. Furthermore, as part of the Principal Participation Agreement, at the end of its seven-year term, the new investors have the right to liquidate the assets and keep all of the proceeds. If we receive valid tenders for 66 2/3% of each series of preferred stock and are able to successfully complete the Exchange Offer and Consent Solicitation, the Principal Participation Agreement will be automatically terminated and our cash flow will be greatly enhanced after March 2009.

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We will have to continue to pay 18% interest on the company’s senior subordinated notes, rather than the 12% interest if the Exchange Offer and Consent Solicitation succeeds. In short, this means that we will have to pay out an additional $69 million annually to the investors in these notes – capital that could have been reinvested in our business to help us return to normalized business operations.

We hope that this Web site will provide you with additional information explaining why the successful completion of this Exchange Offer and Consent Solicitation is of such great importance to the company and why we believe the company will have limited – if any – opportunity to return to normalized business operations or generate any return on your investment over the long term if the Exchange Offer and Consent Solicitation is unsuccessful. You will also find information about how you can participate in the Exchange Offer and Consent Solicitation and how you can contact us if you should have additional questions.

We have recently mailed you a copy of the Offering Circular, along with other material, containing detailed information about the Exchange Offer and Consent Solicitation. We strongly urge you to carefully read the Offering Circular and related materials. We hope that you will participate in the Exchange Offer and Consent Solicitation by tendering your shares of preferred stock as soon as possible.

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